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James C. Lin Partner		Resident Hong Kong Partners
Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3368 tel 852 2533 1768 fax james.lin@davispolk.com

William F. Barron*      James C. Lin*
Bonnie Chan*             Martin Rogers †
Paul K. Y. Chow* †     Miranda So*
Antony M. Dapiran †   James Wadham †

Hong Kong Solicitors
* Also Admitted in New York
† Also Admitted in England and Wales

February 26, 2016

Re:	ChipMOS TECHNOLOGIES INC. Registration Statement on Form F-4 CIK No.: 0001123134

VIA EDGAR

Mr. Paul Dudek
Chief, Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Dear Mr. Dudek:

On behalf of our client, ChipMOS TECHNOLOGIES INC. (the “Company”), a company limited by shares incorporated under the laws of the Republic of China, we enclose herewith for filing via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, the Company’s registration statement on Form F-4 (the “Registration Statement”) relating to (i) a proposed merger of the Company with ChipMOS TECHNOLOGIES (Bermuda) LTD. (“IMOS”), an exempted company incorporated in Bermuda with limited liability and (ii) a proposed initial public offering and listing in the United States of the Company’s common shares to be represented by American depositary shares.

I. Background Of The Transactions

IMOS and ChipMOS Taiwan, which is IMOS’s 58.3% directly owned subsidiary as of January 21, 2016, have entered into an agreement and plan of merger dated January 21, 2016 (the “Merger Agreement”), pursuant to which IMOS will merge with and into ChipMOS Taiwan (the “Merger”), with ChipMOS Taiwan being the surviving company after the Merger.

2	February 26, 2016

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger, each common share of IMOS, par value US$0.04 per share (each, an “IMOS Share”, and collectively, the “IMOS Shares”), issued and outstanding immediately prior to the effective time of the Merger will be cancelled, and in exchange, each former holder of such cancelled IMOS Shares shall be entitled to receive, with respect to each such IMOS Share, (i) 0.9355 American depositary share (each, a “ChipMOS Taiwan ADS”, and collectively, the “ChipMOS Taiwan ADSs”), each ChipMOS Taiwan ADS representing 20 common shares of ChipMOS Taiwan, par value NT$10 per share (each, a “ChipMOS Taiwan Share”, and collectively, the “ChipMOS Taiwan Shares”), and (ii) US$3.71 in cash net of any applicable withholding tax. The IMOS Shares currently trade on the NASDAQ Capital Market (“NASDAQ”) under the ticker symbol “IMOS.” The ChipMOS Taiwan Shares currently trade on the Taiwan Stock Exchange (“TWSE”).

As a result of the Merger, IMOS will cease to exist and IMOS Shares will be delisted from NASDAQ. Concurrent with the filing of the Registration Statement, IMOS plans to file with the Commission a Schedule 13E-3 in connection with this “going-private” transaction.

ChipMOS Taiwan intends to list the ChipMOS Taiwan ADSs to be issued in connection with the Merger on NASDAQ where, subject to official notice of issuance, they will trade under the ticker symbol “IMOS.”

II. Waiver of the Requirement of Item 8.A.4 of Form 20-F

The Company respectfully requests that the Commission waive the requirements of Item 8.A.4 of Form 20-F, which is required by Instructions of Item 14 of Form F-4, which states that the Registration Statement must contain audited financial statements of a date not older than 12 months from the date of the offering unless a waiver is obtained. See also Division of Corporation Finance, Financial Reporting Manual, Section 6220.3.

The Company is submitting this waiver request pursuant to Instruction 2 to Item 8.A.4 of Form 20-F, which provides that the Commission will waive the 12-month age of financial statements requirement “in cases where the company is able to represent adequately to us that it is not required to comply with this requirement in any other jurisdiction outside the United States and that complying with this requirement is impracticable or involves undue hardship.” See also the 2004 release entitled International Reporting and Disclosure Issues in the Division of Corporation Finance (available on the Commission’s website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm) by the staff of the Division of Corporation Finance (the “Staff”) at Section III.B.c, in which the Staff note that:

“the instruction indicates that the staff will waive the 12-month requirement where it is not applicable in the registrant’s other filing jurisdictions and is impracticable or involves undue hardship. As a result, we expect that the vast majority of IPOs will be subject only to the 15-month rule. The only times that we anticipate audited financial statements will be filed under the 12-month rule are when the registrant must comply with the rule in another jurisdiction, or when those audited financial statements are otherwise readily available.” (emphasis added)

In connection with this request, the Company has made representations to the Commission in a letter submitted concurrently with the Registration Statement and filed as Exhibit 99.6 to the Registration Statement pursuant to Instruction 2 to Item 8.A.4 of Form 20-F.

3	February 26, 2016

If you have any questions regarding this submission, please contact James C. Lin at +852-2533-3368 (james.lin@davispolk.com) or my colleague, Sam Kelso at +852-2533-3304 (sam.kelso@davispolk.com), or Chih-Cheng Hsieh of PricewaterhouseCoopers, Taiwan at +886-2-27296666 ext 25215 (chih-cheng.hsieh@tw.pwc.com).

Very truly yours, /s/ James C. Lin
James C. Lin

Enclosures

cc:

Mr. Shou-Kang Chen, Vice President of the Finance and Accounting Management Center

ChipMOS TECHNOLOGIES INC.

Mr. Remsen Kinne, Partner

K&L Gates LLP

Mr. Oliver Hung, Partner

Mr. Benjamin Y. Li, Partner

Lee and Li, Attorneys-at-Law

Mr. Chih-Cheng Hsieh, Partner

PricewaterhouseCoopers, Taiwan